May 17, 2012

Mr. Bo Howell

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Re: Smart Trust, New York Municipal Closed-End Income Trust, Series 2 (the “Trust”)
(File No.: 333-180435) (CIK 1545991)

Dear Mr. Howell:

On behalf of Hennion & Walsh, Inc. (“Hennion”), the sponsor and depositor of the above-captioned Trust, this letter responds to your comments received via telephone on April 24, 2012 regarding the amendment to the registration statement filed on Form S-6 for Smart Trust, New York Municipal Closed-End Income Trust, Series 2, filed with the Securities and Exchange Commission (the “Commission”) on April 17, 2012 which became effective automatically on such date pursuant to Rule 487. Please find below a response for each of your comments in the order that they were presented.

Comment 1

The registration statement for the Trust on Form S-6, filed with the Commission on March 29, 2012, incorporated by reference the power of attorney of Hennion filed as Exhibit 99.6.0 to Form S-6 Registration Statement No. 333-135393 of Smart Trust, Income Advantage Trust (2006 Series B) on June 26, 2006. You requested that a new power of attorney be obtained for the Trust.

Response 1

Because of Hennion’s size and relatively few trusts that it sponsors, Hennion has decided to dispense with the power of attorney. Instead, as indicated on the Signatures page of the amendment to the registration statement filed on Form S-6, each of the named persons identified thereupon have individually signed where indicated.

Comment 2

You requested that the name of the Trust be changed to “Smart Trust, New York Municipal Portfolio of Closed-End Funds Income Trust, Series 2” or another name that clarified that the Trust was not itself a closed-end fund.

Response 2

The name of the Trust conforms to the naming convention used in earlier series of the Trust and many other unit investment trusts throughout the industry. Nevertheless, Hennion has agreed to use the phrase “Portfolio of Closed-End Funds” or similar phrasing in the name of future series of the Trust if a reference to closed-end funds is included in the name.

Comment 3

You requested that the Investment Summary - Strategy of Portfolio Selection section (page A-3) make reference to the policy of the Trust to invest at least 80% of its assets in closed-end investment companies having policies to invest at least 80% of their assets in New York municipal bonds.

Response 3

The Trust is 100% invested in closed-end investment companies that invest in New York municipal bonds. Nevertheless, Hennion has agreed to include the following statement in the Investment Summary - Strategy of Portfolio Selection section of the prospectus of future series of the Trust: “Under normal circumstances, the Trust will invest at least 80% of its assets in closed-end investment companies having policies to invest at least 80% of their assets in New York municipal bonds.”

Comment 4

You requested that we add “(“junk bonds”)” after “high-yield debt obligations” in the fifth bullet point under the Investment Summary - Principal Risk Considerations section (page A-3).

Response 4

The requested disclosure will be added to the prospectus for future series of the Trust.

Comment 5

You requested that we add a statement to the prospectus regarding the maturity policy involved in selecting closed-end funds since “duration” is mentioned.

Response 5

Although we are not aware of any mention of “duration” in the prospectus, the prospectus for future series of the Trust will include a statement regarding the maturity policy, if any, used in the selection criteria.

Comment 6

You requested that the line item “Underlying Fund Expenses” in the Fee Table (page A-6) be renamed “Acquired Fund Fees and Expenses” in conformity with the use in Form N-1A.

Response 6

The requested language will be used in future series of the Trust.

Please feel free to call me at (312) 845-3834 with any questions or comments.

Very truly yours,

Chapman and Cutler LLP

By                /s/ SCOTT R. ANDERSON

Scott R. Anderson

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